SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER

THE TRUST INDENTURE ACT OF 1939

PEREGRINE SYSTEMS, INC.

(Name of applicant)

3611 Valley Centre Drive

San Diego, California 92130
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

6-1/2 % Senior Notes Due 2007	Aggregate principal amount of $58,800,000

Approximate date of proposed public offering:

Upon the Effective Date of the Reorganization Plan (as defined herein), presently anticipated to be on or about August 4, 2003

Name and address of agent for service:

Kathryn Vizas, General Counsel
Peregrine Systems, Inc.
3611 Valley Centre Drive
San Diego, California 92130

with copies to:

David J. Barton, Esq.
Pachulski, Stang, Ziehl, Young, Jones & Weintraub, PC
10100 Santa Monica Boulevard
Suite 1100
Los Angeles, CA 90067

MANAGEMENT AND CONTROL

Item 4. Directors and executive officers.

     The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and executive officer listed below is 3611 Valley Centre Drive, San Diego, California 92130.

Name	Office

Gary Greenfield	Director and Chief Executive Officer

Clifton T. Weatherford	Director

Peter van Cuylenburg	Director

Richard H. Koppes	Director

John Mutch	Director

Kenneth Sexton	Executive Vice President and Chief Financial Officer

Frederic B. Luddy	Chief Technology Officer

Andrew V. Cahill	Executive Vice President, Global Field Operations

Mary Lou O’Keefe	Senior Vice President, Human Resources

Deborah Traub	Senior Vice President, Product Management and Development

Nicole Eagan	Senior Vice President, Global Marketing

Craig Ryall	Senior Vice President, North American Sales

Alan Kerr	Vice President and General Manager, EMEA

Beth Martinko	Senior Vice President, Customer Support and Education

     As of the Effective Date, the board of directors shall consist of seven members, four of which shall be Carl Goldsmith, Robert Horwitz, James P. Jenkins and Ben Taylor, and the remaining three members are still being determined. It is anticipated that existing executive officers of the Applicant will continue to serve in their current capacities (as indicated above) as of the Effective Date.

2

CAPITAL SECURITIES

Item 7. Capitalization.

     (a)  The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of July 2, 2003:

	Number of Shares	Number of Shares
Title of Class	Or Amount Authorized	or Amount Outstanding

Common Stock	500,000,000	197,416,539

Preferred Stock	5,000,000	-0-

5-1/2% Convertible Subordinated Notes due 2007	$270,000,000	$270,000,000

     The following table sets forth certain information with respect to each authorized class of securities of the Applicant proposed as of the Effective Date:

	Number of Shares	Number of Shares or
Title of Class	or Amount Authorized	or Amount Outstanding

Common Stock	100,000,000	15,000,000[1]

Preferred Stock	5,000,000	-0-

6-1/2% Senior Notes due 2007	$58,800,000	$58,800,000

     (b)  Each outstanding share of the Applicant’s common stock entities the holder thereof to one vote on all matters submitted to a vote at all meetings of the Applicant’s common stockholders. None of the other classes of securities identified in Item 7(a) is entitled to voting rights.

[1]	This amount excludes up to 2,650,000 shares of Common Stock issuable under the Employee Stock Plan (as defined in the Reorganization Plan).

3

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Peregrine Systems, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Diego and State of California, on the 1st day of August, 2003.

[SEAL]			PEREGRINE SYSTEMS, INC

			By:	/s/ Gary Greenfield

				Name:	Gary Greenfield
				Title:	Chief Executive Officer

Attest:	/s/ Kathryn Vizas

	Name:	Kathryn Vizas
	Title:	Secretary

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A-1*	Amended and Restated Certificate of Incorporation of Applicant, as amended (incorporated herein by reference to Exhibit 3.1 to Applicant’s Form 10-Q for the fiscal quarter ended December 31, 2000)

Exhibit T3A-2*	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Applicant

Exhibit T3B-1*	Bylaws of Applicant (incorporated herein by reference to Exhibit 3.2 to Applicant’s registration statement on Form S-1 filed on February 10, 1997 (Registration No. 333-21483))

Exhibit T3B-2*	Certificate of Amendment of Bylaws of Applicant

Exhibit T3C	Form of Indenture between Applicant and the Trustee

Exhibit T3D	Not applicable

Exhibit T3E-1*	Disclosure Statement in Support of Fourth Amended Plan of Reorganization of Applicant and Peregrine Remedy, Inc., dated May 29, 2003

Exhibit T3E-2	Fourth Amended Plan of Reorganization of Applicant and Peregrine Remedy, Inc., As Modified, dated July 14, 2003

Exhibit T3E-3	Order Pursuant to Section 1129 of the Bankruptcy Code Confirming Debtors’ Fourth Amended Plan of Reorganization, As Modified, dated July 14, 2003

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C)

Exhibit T3G*	Statement of Eligibility and Qualification of the Trustee on Form T-1

*	Previously filed.